Exhibit 8.1

PRINCIPAL SUBSIDIARIES AND CONSOLIDATED AFFILIATED ENTITY OF THE REGISTRANT

Subsidiaries:	Place of Incorporation
Easy Skills Technology Limited	Hong Kong
Skillful Craftsman Network Technology (Wuxi) Co., Limited	PRC
Shenzhen Qianhai Jisen Information Technology Ltd.	PRC
Le First Skillland Pte. Ltd.	Singapore
Giga Learning Inc.	USA
Consolidated Affiliated Entity:
Wuxi Kingway Technology Co., Ltd.*	PRC

* Disposed on March 17, 2025